ENDORSEMENT OR RIDER NO. 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-15R04900-13-N2	10/16/13	10/01/13
* ISSUED TO THE HUNTINGTON FUNDS AND THE HUNT

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

The Huntington Funds

Huntington Balanced Allocation Fund - Class A Shares

Huntington Conservative Allocation Fund - Class A Shares

Huntington Disciplined Equity Fund - Class A and Trust Shares

Huntington Dividend Capture Fund - Class A and Trust Shares

Huntington Fixed Income Securities Fund - Class A and Trust Shares

Huntington Global Select Markets Fund - Class A and Trust Shares

Huntington Growth Allocation Fund - Class A Shares

Huntington Growth Fund - Class A and Trust Shares

Huntington Income Equity Fund - Class A and Trust Shares

Huntington Intermediate Government Income Fund - Class A and Trust Shares

Huntington International Equity Fund - Class A and Trust Shares

Huntington Macro 100 Fund - Class A and Trust Shares

Huntington Mid Corp America Fund - Class A and Trust Shares

Huntington Money Market Fund - Class A and Trust Shares

Huntington Money Market Fund - Interfund Shares

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04

[a]	2004 The Travelers Indemnity Company. All rights reserved.

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ENDORSEMENT OR RIDER NO. 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-15R04900-13-N2	10/16/13	10/01/13
* ISSUED TO THE HUNTINGTON FUNDS AND THE HUNT

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Huntington Mortgage Securities Fund - Class A and Trust Shares

Huntington Ohio Municipal Money Market Fund - Class A and Trust Shares

Huntington Ohio Tax-Free Fund - Class A and Trust Shares

Huntington Real Strategies Fund - Class A and Trust Shares

Huntington Rotating Markets Fund - Class A and Trust Shares

Huntington Short/Intermediate Fixed Income Securities Fund - Class A and Trust Shares

Huntington Situs Fund - Class A and Trust Shares

Huntington Tax-Free Money Market Fund - Class A and Trust Shares

Huntington U.S. Treasury Money Market Fund - Class A and Trust Shares

Huntington VA Balanced Fund

Huntington VA Dividend Capture Fund

Huntington VA Growth Fund

Huntington VA Income Equity Fund

Huntington VA Macro 100 Fund

Huntington VA Mid Corp America Fund

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04

[a]	2004 The Travelers Indemnity Company. All rights reserved.

Page 1 of

ENDORSEMENT OR RIDER NO. 3

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

ZBN-15R04900-13-N2	10/16/13	10/01/13
* ISSUED TO THE HUNTINGTON FUNDS AND THE HUNT

Named Insured Endorsement

It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

Huntington VA International Equity Fund

Huntington VA Mortgage Securities Fund

Huntington VA Real Strategies Fund

Huntington VA Rotating Markets Fund

Huntington VA Situs Fund

Huntington World Income Fund - Class A and Trust Shares

The Huntington Funds

Huntington US Equity Rotation Strategy ETF

Huntington EcoLogical Strategy ETF

Huntington Strategy Shares

Huntington Income Generation Fund - Class C and Trust Shares

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB010 Ed. 7-04

[a]	2004 The Travelers Indemnity Company. All rights reserved.

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